SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                     _________________________

                        Amendment No. 1 to

                           SCHEDULE TO

                          (Rule 14d-100)
                      Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                      _________________________
                               ABB Ltd
                 (Name of Subject Company (Issuer))
                      _________________________
                          ABB Ltd, as Issuer
          (Names of Filing Persons (Identifying Status as
                  Offeror, Issuer, or Other Person))

                Rule 144A American Depositary Shares
                   (Title of Class of Securities)

                             000375105
                (CUSIP Number of Class of Securities)
                       _________________________
                            Richard M. Burt
                   Vice President and General Counsel
                          Asea Brown Boveri Inc.
                              501 Merritt 7
                       Norwalk, Connecticut 06856
                              (203) 750-2481
    (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
                        _________________________

                                 Copy to:

Dr. Beat Hess       Gregory Pryor, Esq.          Richard A. Ely, Esq.
P.O. Box 8131       White & Case LLP             Skadden, Arps, Slate,
Affolternstrasse 44 1155 Avenue of the Americas  Meagher & Flom LLP
CH-8050 Zurich,     New York, New York 10036     One Canada Square, Canary Wharf
Switzerland         (212) 819-8200               London EY45DS, England
011-41-1-317-7111                                011-44-207-519-7000



                    CALCULATION OF FILING FEE

================================================================================
        Transaction Valuation*                            Amount of Filing Fee

--------------------------------------------------------------------------------
             $80,361,450                                          $16,073
================================================================================


* Based on the product of (i) $66.69, the average of the high and low trading prices of the Registered Shares on the SWX Swiss Exchange on April 6, 2001, translated into U.S. dollars at the noon buying rate on April 6, 2001 of CHF
1.7000 = U.S.$1.00 and (ii) 1,205,000, the estimated maximum number of Rule 144A ADSs to be received in the exchange offer.

|X|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $21,844                 Filing Party:     ABB Ltd
Form or Registration No: Registration Statement on Form F-4 (File No. 333-58242) Date Filed: April 4, 2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


|X| Check the appropriate boxes below to designate any transactions to which the statement relates:
     |_|  third-party tender offer subject to Rule 14d-1.
     |X|  issuer tender offer subject to Rule 13e-4.
     |_|  going-private transaction subject to Rule 13e-3.
     |_|  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

================================================================================

          This Amendment No. 1 to Schedule TO (the "Statement") amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the United States Securities and Exchange Commission ("SEC") relating to the offer by ABB Ltd, a Swiss corporation ("ABB"), to exchange four registered American Depositary Shares ("New ADSs"), together representing one Registered Share, par value CHF 10 per share (the "Shares"), of ABB, for each Rule 144A ADS, each representing one Share ("Rule 144A ADSs"), validly tendered, upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus dated April 9, 2001 (United States Securities and Exchange Commission file number 333-58242) (which, as it may be amended and supplemented from time to time, constitutes the "Offer"). Capitalized terms used herein and not otherwise defined have their meaning ascribed to them in the Schedule TO.

Item 11.  Additional Information.

          Item  11  is  hereby  amended  by  adding  the  following   additional
information:

          On April 24, 2001, ABB announced in a press release certain financial information as of and for the three months ended March 31, 2001, the material portions of which are set forth below.

Key Financial Results

          The following chart summarizes certain key financial results for ABB for the first quarter of 2001 and the first quarter of 2000:



US$ in millions, except per share data                          1Q 2001     1Q 2000      Change<F1>
---------------------------------------------------------- ------------- ----------- -------------
Orders                                                            6,786       7,141         - 5 %
---------------------------------------------------------- ------------- ----------- -------------
Revenues                                                          5,380       5,259           2 %
---------------------------------------------------------- ------------- ----------- -------------
Earnings before interest and taxes (EBIT)                           334         315           6 %
---------------------------------------------------------- ------------- ----------- -------------
Income from continuing operations                                   201         206         - 2 %
---------------------------------------------------------- ------------- ----------- -------------
Net income                                                          138          55         151 %
---------------------------------------------------------- ------------- ----------- -------------
Basic and diluted earnings per share (US$) from
---------------------------------------------------------- ------------- ------------

-        Income from continuing operations                         0.68        0.70

-        Net income
                                                                   0.47        0.19
---------------------------------------------------------- ------------- ----------- -------------

<F1> In local  currencies,  orders are  unchanged,  revenues  increased 8%, EBIT increased 13% and income from continuing operations rose 5%.

          Orders decreased 5% to US$ 6,786 million, and were unchanged in local currencies, as the Power Distribution and Oil, Gas and Petrochemicals segments could not repeat their very strong order performance of the first quarter of 2000. Compared to the fourth quarter of 2000, total ABB Group orders were up 14% in U.S. dollars.

          Revenues grew by 2% to US$ 5,380 million. When expressed in local currencies, revenues increased by 8%. Higher revenues in the Oil, Gas and Petrochemicals segment more than offset decreases in the Power Distribution and Power Transmission segments.

          Earnings before interest and taxes ("EBIT") rose 6% to US$ 334 million compared to the first quarter of 2000, and 13% when expressed in local currencies. This includes other income from equity accounted companies and licenses, a capital gain of US$ 2 million and a restructuring charge of US$ 6 million. EBIT margin increased from 6% to 6.2% over the period, driven in large part by continued synergy gains from the integration of Elsag Bailey.

          Income from continuing operations was down 2% - up 5% in local currencies - as interest expense increased due to somewhat higher debt levels throughout the last year.

          Net income more than doubled to US$ 138 million. However, most of this improvement came from the reduced impact of discontinued operations.

          ABB's net cash provided by operating activities reversed from a positive US$ 23 million last year (first time ever that operating cash flow was positive in the first quarter) to a negative US$ 217 million. This was primarily due to higher working capital, driven by an increased level of large order execution compared to last year, and more active trading by the Financial Services segment, with a net increase in marketable securities.

Accounting Change:  FAS 133

          Recently, the Financial Accounting Standards Board changed the accounting rules for all companies reporting under U.S. GAAP regarding derivative instruments and hedging activities. ABB was required to adopt Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, effective January 1, 2001. Accordingly, ABB had to record a one-time, non-cash charge. The income statement was negatively affected by US$ 63 million, recorded below income from continuing operations, and equity was reduced by US$ 41 million under the heading "other comprehensive income."

Regional Market Review

          Demand for ABB's products and services in the first quarter of 2001 varied widely by country and business compared to last year. For the European markets as a whole, orders were 3% higher in nominal terms (+10% in local currencies) and revenues were up 1% (+8% in local currencies). In the Americas, demand was mixed, with order intake down 7% nominally (-4% in local currencies) while revenues rose 5% (+7% in local currencies). In Asia, orders grew by 6% (+14% in local currencies), reflecting stronger economies in certain countries, while revenues were down 7 % (unchanged in local currencies). Orders from the Middle East and Africa were 38% lower (-32% in local currencies) compared to an unusually high volume of large order bookings in the Oil, Gas and Petrochemicals segment last year. As these flowed through to revenues this year, ABB saw a first-quarter 14% revenue increase in the region.

Segment Review

          The ABB Group's reporting currency is the U.S. dollar, which continued to strengthen against most of ABB's local currencies. The impact of the strengthened dollar, noted in earlier quarters, continued to unfavorably impact results during the first quarter. All figures reflect first quarter activity.

Automation

                                                     2001        2000     Nominal       Local
                                                     ----        ----     -------       -----
US$ in millions, except where indicated
Orders                                              2,148       2,134        + 1%        + 7%
Revenues                                            1,765       1,742        + 1%        + 7%
EBIT                                                  113          95       + 19%       + 25%
EBIT Margin                                          6.4%        5.5%

          Demand in process automation markets was flat, offset by growth in substation automation. In the automotive market, conditions remained difficult. Against this backdrop, total orders increased only slightly in nominal terms, although some business areas showed double-digit growth offsetting downturns in others.

          Total revenues were similarly flat, although again on mixed markets. Strong revenue growth was recorded in Drives and Flexible Automation, while other businesses were flat or negative.

          EBIT improved by 19%. Productivity gains from the successful integration of Elsag Bailey contributed to significant earnings growth in Instrumentation and Control systems, along with Pulp, Paper, Metals, Minerals and Utilities. Earnings growth was also supported by Drives and Electrical Machines.


Power Transmission

                                                      2001        2000     Nominal       Local
                                                      ----        ----     -------       -----
US$ in millions, except where indicated
Orders                                               1,132       1,013       + 12%       + 18%
Revenues                                               699         751        - 7%        - 1%
EBIT                                                    60          55        + 9%       + 13%
EBIT Margin                                           8.6%        7.3%

          Driven by concerns about the adequacy of energy supply, demand continued to strengthen in North America, with Europe and Asia Pacific activity also up. As a result, first quarter orders grew strongly by 12%.

          Revenues were down from last year, reflecting both a lower order intake in the second half of 2000, as well as the comparison with high revenues in the first quarter of last year. EBIT improved, leading to a margin of 8.6% for the quarter.


Power Distribution

                                                      2001        2000     Nominal       Local
                                                      ----        ----     -------       -----
US$ in millions, except where indicated
Orders                                                 703         922       - 24%       - 20%
Revenues                                               605         650        - 7%        - 2%
EBIT                                                    30          35       - 14%       - 16%
EBIT Margin                                           5.0%        5.4%

          Regional demand presented a mixed picture in the first quarter, with increased investment from Latin America, continued activity in Europe, and a slowdown in North America. Orders across all business areas were 24% down in comparison to the first quarter of 2000.

          First quarter revenues were also down, as volume increases in Distribution Transformers and Medium-Voltage Equipment did not make up for the drop in Power Distribution Solutions. Similarly, earnings were below last year's level due to higher base commodity prices and lower volume.


Building Technologies

                                                      2001        2000     Nomnal        Local
                                                      ----        ----     -------       -----
US$ in millions, except where indicated
Orders                                               1,734       1,824        - 5%        + 3%
Revenues                                             1,413       1,390        + 2%        + 9%
EBIT                                                    90          95        - 5%        + 1%
EBIT Margin                                           6.4%        6.8%

          Market demand showed signs of slowing on fears of a downturn in the business cycle. Orders were down in nominal terms, although as always this segment's largely European business was especially affected by the strength of the U.S. dollar. All business areas reported modest order increases except for Building Systems, which had a particularly large order booked in first quarter 2000.

          Revenues increased slightly in nominal terms, with all business areas except Service (which divested its U.S. workshops in 2000) contributing to growth. Earnings were down in nominal terms, but improved when expressed in local currencies. All businesses showed earnings growth except Service and Air Handling Equipment.


Oil, Gas and Petrochemicals

                                                      2001        2000     Nominal       Local
                                                      ----        ----     -------       -----
US$ in millions, except where indicated
Orders                                                 961       1,117       - 14%       - 12%
Revenues                                               754         529       + 43%       + 49%
EBIT                                                    41          30       + 37%       + 43%
EBIT Margin                                           5.4%        5.7%

          Oil prices remained firm during the first quarter, although the average price was lower than the 2000 average. There was good activity in the upstream business, with a large number of deep water prospects under development, and particularly strong demand from West Africa, the Gulf of Mexico, and Brazil. Downstream markets were also active, but more cautious given uncertainty about global economic trends and their potential impact on downstream industry financial performance.

          Orders declined in comparison with the high order intake in the first quarter of 2000. Upstream orders increased significantly on strong demand, but were offset by the downstream business. In contrast, revenues were substantially up across both the downstream and upstream businesses, reflecting the higher order backlog at the end of last year.

          Earnings also increased significantly on strong revenue growth, while EBIT margin was slightly down. This was largely due to lower margins on large downstream engineering, procurement and contracting projects, which typically contain non-ABB products.


Financial Services


                                                      2001        2000     Nominal       Local
                                                      ----        ----     -------       -----
US$ in millions, except where indicated
Revenues                                               479         453        + 6%       + 10%
EBIT                                                    84          84          0%        + 7%

          Interest rates and currency markets were volatile and credit spreads widened in the first quarter of 2001, reflecting widespread concern about borrower credit quality. These market developments presented opportunities for ABB's Financial Services, which were reflected in higher revenues and earnings. In particular, Structured Finance and Equity Ventures reported strong earnings growth on their loan, leasing and investment portfolios.

Financial Statements

          ABB's unaudited consolidated financial statements as of and for the three months ended March 31, 2001 are attached hereto as Annex A and are incorporated herein by reference.

                                  ANNEX A




                Unaudited Consolidated Financial Statements

                                   for

                    the Three Months Ended March 31, 2001

                                    of

                               the ABB Group

                                 ABB Ltd

                       Consolidated Income Statements

                     Three months ended March 31 (Unaudited)

-------------------------------------------------------------------------------------------------------------------
                                                                                     2001                 2000

-------------------------------------------------------------------------------------------------------------------
                                                                                (in millions, except per share data)

Revenues.................................................................              $   5,380           $   5,259
Cost of sales............................................................                 (3,982)             (3,859)
Gross profit.............................................................                  1,398               1,400
Selling, general and administrative expenses.............................                 (1,054)             (1,065)
Amortization expense.....................................................                    (58)                (55)
Other income (expense), net..............................................                     48                  35
Earnings before interest and taxes.......................................                    334                 315
Interest and dividend income.............................................                    142                 139
Interest expense.........................................................                   (180)               (154)
Income from continuing operations before taxes and minority interest.....                    296                 300
Provision for taxes......................................................                    (87)                (89)
Minority interest........................................................                     (8)                 (5)
Income from continuing operations........................................                    201                 206
Income (loss) from discontinued operations, net of tax...................                     --                (151)
Change in accounting principles (introduction of FAS 133)................                    (63)                 --
Net income...............................................................              $     138           $      55

Weighted average shares outstanding......................................                    293                 295
Dilutive potential shares................................................                      2                   1
Diluted weighted average shares outstanding..............................                    295                 296

Basic earnings per share:
    Income from continuing operations....................................              $    0.68           $    0.70
    Income (loss) from discontinued operations...........................                     --              (0.51)
    Change in accounting principles......................................                 (0.21)                  --
    Net income...........................................................              $    0.47           $    0.19

Diluted earnings per share:
    Income from continuing operations....................................              $    0.68           $    0.70
    Income (loss) from discontinued operations...........................                     --              (0.51)
    Change in accounting principles......................................                 (0.21)                  --
    Net income...........................................................              $    0.47           $    0.19

===================================================================================================================

                                                      ABB Ltd

                                            Consolidated Balance Sheets

                                                                                 At March 31,     At December 31, 2000
                                                                                     2001

-------------------------------------------------------------------------------------------------------------------
                                                                                            (Unaudited)
                                                                                  (in millions, except share data)

Cash and equivalents.....................................................              $   1,860           $   1,397
Marketable securities....................................................                  3,781               4,209
Receivables, net.........................................................                  8,356               8,328
Inventories, net.........................................................                  3,485               3,192
Prepaid expenses and other...............................................                  2,674               1,585
Total current assets.....................................................                 20,156              18,711
Financing receivables....................................................                  4,088               3,875
Property, plant and equipment, net.......................................                  3,045               3,243
Goodwill and other intangible assets, net................................                  3,153               3,155
Investments and other....................................................                  1,942               1,978
Total assets.............................................................              $  32,384           $  30,962

Accounts payable, trade..................................................              $   3,456           $   3,375
Accounts payable, other..................................................                  2,493               2,363
Short-term borrowings and current maturities of long-term borrowings.....                  5,500               3,587
Accrued liabilities and other............................................                  6,960               6,127
Total current liabilities................................................                 18,409              15,452
Long-term borrowings.....................................................                  3,985               3,776
Pension and other related benefits.......................................                  1,688               1,790
Deferred taxes...........................................................                  1,364               1,528
Other liabilities........................................................                  2,743               2,924
Total liabilities........................................................                 28,189              25,470

Minority interest........................................................                    292                 321
Total stockholders' equity...............................................                  3,903               5,171
Total liabilities and stockholders' equity...............................              $  32,384           $  30,962


                                                      ABB Ltd
===================================================================================================================

                                       Consolidated Statements of Cash Flows

                                                                              Three months ended March 31 (Unaudited)

-------------------------------------------------------------------------------------------------------------------
                                                                                     2001                 2000

-------------------------------------------------------------------------------------------------------------------
                                                                                           (in millions)
Operating Activities
Income from continuing operations........................................              $     201           $     206
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
    Depreciation and amortization........................................                    190                 199
    Restructuring charges................................................                     (8)                 10
    Pension and post-retirement benefits.................................                      1                  (4)
    Deferred taxes.......................................................                     26                  12
    Net gain from sale of  property, plant and equipment.................                     (2)                (25)
    Other................................................................                    (61)                (31)
    Changes in operating assets and liabilities
           Marketable securities - trading...............................                    (36)                 57
           Other assets - liabilities....................................                   (528)               (401)
Net cash provided by operating activities................................                   (217)                 23

Investing Activities
Changes in financing receivables.........................................                   (540)                 10
Purchases of marketable securities (other than trading)..................                   (890)               (899)
Purchases of property, plant and equipment...............................                   (189)               (120)
Acquisitions of businesses (net of cash acquired)........................                    (19)                (45)
Proceeds from sales of marketable securities
    (other than trading).................................................                  1,022                 618
Proceeds from sales of property, plant and equipment.....................                     23                  13
Proceeds from sales of businesses (net of cash disposed).................                      8                  78
Net cash used in investing activities....................................                   (585)               (345)
Financing Activities
Changes in borrowings ...................................................                  2,476               1,230
Treasury and capital stock transactions..................................                   (579)                 --
Dividends paid...........................................................                   (502)               (531)
Other....................................................................                    (24)                (15)
Net cash provided by (used in) financing activities......................                  1,371                 684
Net cash provided by discontinued operations.............................                    (62)                 --
Effects of exchange rate changes on cash and equivalents.................                    (44)                (43)
Net change in cash and equivalents.......................................                    463                 319
Cash and equivalents-beginning of year...................................                  1,397               1,615

Cash and equivalents-end of period.......................................             $    1,860          $    1,934
Interest paid............................................................             $      177          $      157
Taxes paid...............................................................                    122                  95

                                     ABB Ltd
================================================================================


         ABB Ltd notes to consolidated financial statements (Unaudited)
                 (Dollars in millions except per share amounts)

Note 1  The Company

ABB Ltd is a global technology company organized in five industrial business segments and a financial services segment, with each segment having global responsibility for its business strategies and its manufacturing and product development activities, as applicable.

Development in the three months ended March 31st, 2001:


o    Share split
     At our annual general meeting held on March 20, 2001, our shareholders approved a four-for-one share split to reduce the nominal value of our shares from CHF 10 each to CHF 2.50 each. The share split will become effective shortly after the effectiveness of a change to the Swiss Code of Obligations allowing such a share split. We expect that the change in law will occur on May 1, 2001.

o    Share repurchase
     At our annual general meeting held on March 20, 2001 our shareholders approved a share repurchase of 6,000,000 shares (24,000,000 shares after the share split has been implemented), which corresponds to approximately 2% of our nominal share capital. We intend to propose to our shareholders at next year's annual general meeting a reduction of our nominal share capital for the purpose of canceling such shares. By March 31, 2001 we have purchased 637,000 out of the 6,000,000 shares using our newly opened second trading line.

     Additionally, between January 1, 2001 and March 31, 2001, we purchased a total of approximately 6,769,000 shares in open markets purchases that we hold as treasury shares. We may make additional purchases of shares from time to time in the future, e.g. to hedge employee option programs.

o    Listing New York
     On April 6, 2001 we listed our American Depositary Shares (ADSs) on the New York Stock Exchange. Simultaneously, we have launched an exchange offer aimed at giving holders of restricted ADSs the opportunity to exchange to our new ADSs that are eligible for trading on the New York Stock Exchange. Four new ADSs will represent one registered share. Once the share split becomes effective, each new ADS will represent one ABB share. Our new ADSs are traded under the symbol "ABB".

Note 2  Significant Accounting Policies
The consolidated financial statements are prepared on the basis of United States (U.S.) generally accepted accounting principles and are presented in U.S. dollars ($) unless otherwise stated. Par value of capital stock is denominated in Swiss francs (CHF). The financial information as of March 31, 2001 should be read in conjunction with the December 31, 2000 financial statements contained in our registration statement on form 20-F and the Annual Report.

Introduction on FAS 133

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 2000. The Company has adopted the new Statement with effect from January 1, 2001. The Statement requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Based on the Company's derivative positions at December 31, 2000, the Company has upon adoption at January 1st, 2001 recorded a loss from the cumulative effect of an accounting change of $63 million in the consolidated income statement and a reduction of $41 million in other comprehensive income.



                                     ABB Ltd
Note 3  Statement of Consolidated Common Stockholders' Equity
(Dollars in millions)
Balance at January 1, 2001......................................................                      $         5,171
Comprehensive income:
Net income......................................................................             138
Foreign currency translation adjustments........................................            (111)
Unrealized loss on available-for-sale securities................................             (51)
Change in accounting principles (FAS 133) as per January 1, 2001................             (41)
FAS 133 effect on Q1 2001.......................................................            (122)
Total comprehensive income......................................................            (187)                (187)
Dividends paid..................................................................                                 (502)
Treasury stock transactions.....................................................                                 (579)
Balance at March 31, 2001.......................................................                      $         3,903


Note 4  Segment and Geographic Data
For all periods presented, the Company was organized into the following business segments:

Automation: Offers products, solutions and services focused on improving quality and efficiency as well as reducing environmental impacts in industrial and utility plants. The Company provides knowledge-based, value-added solutions for the automation needs of customers in these industries.

Power Transmission: Provides electrical power transmission products, solutions and services. The Company's customers are mainly electrical utilities, owners and operators of power transmission systems and energy traders, who deliver high-voltage electricity from power plants to the distribution networks providing electrical power to end users.

Power Distribution: Provides a broad offering of products, solutions and services, including transformers, substations and circuit breakers, to power network management services, for the distribution of electricity from the transmission grid to the end consumer. The Company's principal customers are utilities that own or operate networks, commercial institutions, such as airports, hospitals and supermarkets and industrial customers, such as chemical, automotive and pulp and paper companies.

Building Technologies: Provides a wide range of products and comprehensive service and maintenance solutions for industrial, commercial and public facilities, including low-voltage products, such as switches, fuses, air handling and lighting systems, as well as programmable facility management systems that can automatically operate building systems.

Oil, Gas and Petrochemicals: Provides technologies to customers in the upstream exploration and production of oil and gas, and downstream refining and petrochemical processing.

Financial Services: Offers a wide range of financing, sales support, risk management services and insurance both within the Company and to third-parties.

The Company  evaluates  performance  based on earnings before interest and taxes
(EBIT), which excludes interest income and expense, taxes, minority interests, the results from discontinued operations and other items.


                                                             ABB Ltd


Segment data
Data per Business Segment                        Orders received                              Revenues
(US$ in millions)                   ----------------------------------------- -------------------------------------
                                                 January - March                          January - March

-------------------------------------------------------------------------------------------------------------------
                                            2001                 2000                2001                 2000
Automation                                   $   2,148            $   2,134            $   1,765           $   1,742
Power Transmission                               1,132                1,013                  699                 751
Power Distribution                                 703                  922                  605                 650
Building Technologies                            1,734                1,824                1,413               1,390
Oil, Gas and Petrochemicals                        961                1,117                  754                 529
Financial Services                                 479                  453                  479                 453
Corporate/Other                                   (371)                (322)                (335)               (256)
Total                                        $   6,786            $   7,141            $   5,380           $   5,259

===================================================================================================================
Data per Business Segment                    EBIT (operating income)               Depreciation and amortization
(US$ in millions)                   ----------------------------------------- -------------------------------------
                                                 January - March                          January - March

-------------------------------------------------------------------------------------------------------------------
                                            2001                 2000                2001                 2000
Automation......................             $     113            $      95            $      71           $      69
Power Transmission..............                    60                   55                   23                  24
Power Distribution..............                    30                   35                   15                  16
Building Technologies...........                    90                   95                   29                  33
Oil, Gas and Petrochemicals.....                    41                   30                   17                  15
Financial Services..............                    84                   84                    6                   7
Corporate/Other.................                   (84)                 (79)                  29                  35
Total...........................             $     334            $     315            $     190           $     199

Geographic Information
===================================================================================================================
Data per Region                                  Orders received                              Revenues
(US$ in millions)                   ----------------------------------------- -------------------------------------
                                                 January - March                          January - March

-------------------------------------------------------------------------------------------------------------------
                                            2001                 2000                2001                 2000
Europe..........................             $   3,699            $   3,598            $   2,940           $   2,904
The Americas....................                 1,828                1,966                1,400               1,329
Asia............................                   685                  646                  564                 608
Middle East and Africa..........                   574                  931                  476                 418
Total...........................             $   6,786            $   7,141            $   5,380           $   5,259

====================================================================================================================

Orders received and revenues have been reflected in the regions based on the location of the customer.

                                 SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2001

                             ABB LTD


                             By:/s/Renato Fassbind
                                ----------------------------------------------
                                Name:  Renato Fassbind
                                Title: Executive Vice President and Chief
                                       Financial Officer


                             By:/s/Hans Enhorning
                                ----------------------------------------------
                                Name:  Hans Enhorning
                                Title: Vice President and Assistant General
                                       Counsel